June 5, 1995





Franklin Strategic Series
777 Mariners Island Blvd.
San Mateo, CA 94404

Gentlemen:

      We propose to acquire 100,000 shares of beneficial interest (the "Shares") of the Franklin Natural Resources Fund (the "Fund"), a series of Franklin Strategic Series (the "Trust") at a purchase price of $10.00 per share for a total of $1,000,000.00. We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust on behalf of the Fund under the Securities Act of 1933. The Shares are being purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Fund prior to the commencement of the public offering of its shares.

      In connection with such purchase, we understand that we, the purchaser, intend to acquire the Shares for our own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired.

      We consent to the filing of this Investment Letter as an exhibit to the form N-1A registration statement of the Trust.

Sincerely,

FRANKLIN RESOURCES, INC.



By:   /s/ Harmon E. Burns
      Harmon E. Burns
      Executive Vice President